

October 11, 2013

<u>Via E-mail</u>
Michael D. Mann
Chief Financial Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

      Re: Gaming Partners International Corporation
              Form 10-K for the year ended December 31, 2012
              Filed March 26, 2013
              File No. 000-23588

Dear Mr. Mann:

We have reviewed your response dated October 4, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Overview of Business, page 15</u>

1. We note your responses to our prior comments 1 and 2, however, it unclear why you believe you have one operating segment given that the CODM reviews reports by geography and reviews profitability by entity (i.e. GPI USA, GPI SAS and GPI Asia). As each of these entities appears to engage in business activities that earn revenue and incur expenses, have operating results that are reviewed by the CODM for purposes of overall resource allocation and to assess overall corporate profitability, and have discrete financial information available, it would appear as though they represent separate operating segments under the guidance outlined in ASC 280-10-50-1. In this regard,

please explain in further detail why you do not believe such entities represent separate operating segments. Alternatively, if you believe these entities represent separate operating segments but one reportable segment under ASC 280-10-50-10, please tell us how the operating segments meet the criteria for aggregation outlined in ASC 280-10-50-11. Your response should explain in detail the basis, or rationale for your conclusion that these operating segments are economically similar. We may have further comment upon review of your response.

You may contact Heather Clark at 202-551-3624 or if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief